

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Joe R. Davis
Chief Executive Officer
Consolidated Graphics, Inc.
5858 Westheimer
Suite 200
Houston, TX 77057

      Re: Consolidated Graphics, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed May 21, 2010 and July 9, 2010
              File No. 001-12631

Dear Mr. Davis:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Julie F. Rizzo
                    Attorney-Advisor